Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of investee companies	$5.8	($35.3)	$443.0	($12,575.1)	$2,133.0	$2,132.7	($7,564.4)

Add:
Distributions from investee companies	—	1.5	2.3	5.8	7.7	8.9	9.5
Interest expense, net of capitalized interest	138.0	133.2	542.0	546.3	570.1	564.5	719.6
1/3 of rental expense	47.4	45.5	205.7	215.8	193.4	160.9	137.2

Total Earnings (loss)	$191.2	$144.9	$1,193.0	($11,807.2)	$2,904.2	$2,867.0	($6,698.1)

Fixed charges:
Interest expense, net of capitalized interest	$138.0	$133.2	$542.0	$546.3	$570.1	$564.5	$719.6
1/3 of rental expense	47.4	45.5	205.7	215.8	193.4	160.9	137.2

Total fixed charges	$185.4	$178.7	$747.7	$762.1	$763.5	$725.4	$856.8

Ratio of earnings to fixed charges	1.0x	Note a	1.6x	Note b	3.8x	4.0x	Note b

Note:

(a) Earnings are inadequate to cover fixed charges by $33.8 million for the three months ended March 31, 2009.

(b) Earnings are inadequate to cover fixed charges by $12.57 billion in 2008 and $7.55 billion in 2005 due to the non-cash impairment charges of $14.18 billion in 2008 and $9.48 billion in 2005.